Aprill 13, 2012	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Brion R. Thompson

Re:	PIMCO Dynamic Income Fund File Nos. 333-179887 and 811-22673

Dear Mr. Thompson:

Thank you for your letter, dated March 30, 2012 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial Registration Statement on Form N-2 (the “Registration Statement”) relating to the initial offering of common shares of beneficial interest of PIMCO Dynamic Income Fund (the “Fund”), which was filed with the SEC on March 2, 2012.

The following sets forth the Fund’s responses to the Staff’s comments.

Prospectus

Prospectus Summary – Portfolio Contents (page 10)

1.	Comment: Disclosure in the fourth paragraph states a fundamental policy of the Fund to normally invest at least 25% of the Fund’s total assets in privately issued mortgage-related and asset-backed securities. Please note the Staff’s position that, for purposes of the Fund’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries. Note further the Staff’s position that other types of privately issued asset-backed securities also represent an investment in a specific industry determined by reference to the type of asset backing the asset-backed security (e.g., auto loans, credit card receivables). Please revise the disclosure to clarify if the Fund will invest at least 25% of its total assets in privately issued mortgage-related securities. Also, if the Fund will invest at least 25% of its total assets in asset-backed securities tied to a specific industry (e.g., auto loans), please specify the industry in the investment policy. Please make similar revisions where appropriate throughout the Registration Statement.

Response: The requested change has been made. While the Fund does not agree with the Staff’s position, the applicable fundamental policy and related disclosure in the Registration Statement has been revised to apply only to privately-issued mortgage-related securities (and not “other asset-backed securities”). See the response to Comment 8 below.

2.	Comment: Disclosure in the fifth paragraph states the Fund’s intention to engage in short sales. Please confirm that the Summary of Fund Expenses table on page 29 of the prospectus will include, as an expense, an estimate of dividends paid on the Fund’s short sales transactions. See AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93 j (May 2010).

Response: The Fund confirms that the Summary of Fund Expenses table will include, as an expense, an estimate of dividends to be paid, if any, on the Fund’s anticipated short sales transactions.

3.	Comment: Disclosure in the fifth paragraph discloses that the Fund may utilize various derivative strategies. Please review the adequacy of the disclosure in this section and other sections throughout the Registration Statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Response: The Fund has reviewed the derivatives disclosure in the Registration Statement and respectfully submits that such disclosure is consistent with the referenced letter.

Prospectus Summary – Confidential Information Access Risk (page 25)

4.	Comment: The discussion of PIMCO’s treatment of “Confidential Information” in this section is unclear. Please revise the discussion in this section in plain English and provide clear examples of its implementation. Also, explain to us why the policy is consistent with PIMCO’s fiduciary duty to the Fund. See Section 36(a) of the Investment Company Act of 1940. Finally, inform us of the Board of Trustees’ approval of the policy.

Response: As requested, the Fund has revised the prospectus section entitled “Confidential Information Access Risk” as follows to provide additional clarity:

Confidential Information Access Risk. In managing the Fund, PIMCO may from time to time have the opportunity to receive material, non-public information (“Confidential Information”) about the issuers of certain investments, including, without limitation, senior floating rate loans, other bank loans and related investments being considered for acquisition by the Fund or held in the Fund’s portfolio. For example, a bank issuer of privately placed senior floating rate loans considered by the Fund may offer to provide PIMCO with financial information and related documentation regarding the bank issuer that is not publicly available. Pursuant to applicable policies and procedures, PIMCO may (but is not required to) seek to avoid receipt of Confidential Information from the issuer so as to avoid possible restrictions on its ability to purchase and sell investments on behalf of the Fund and other clients to which such Confidential Information relates (e.g., other securities issued by the bank used in the example above). In such circumstances, the Fund (and other PIMCO clients) may be disadvantaged in comparison to other investors, including with respect to the price the Fund pays or receives when it buys or sells an investment. Further, PIMCO’s and the Fund’s abilities to assess the desirability of proposed consents, waivers or amendments with respect to certain investments may be compromised if they are not privy to available Confidential Information. PIMCO may also determine to receive such Confidential Information in certain circumstances under its applicable policies and procedures. If PIMCO intentionally or unintentionally comes into possession of Confidential Information, it may be unable, potentially for a substantial period of time, to purchase or sell investments to which such Confidential Information relates.

PIMCO believes that its policies and procedures regarding the possible receipt of Confidential Information are consistent with its fiduciary duties to all clients, including the Fund. The policies will be disclosed to and approved by the Board of Trustees of the Fund in connection with the Fund’s organizational Board meeting.

Summary of Fund Expenses (pages 29-30)

5.	Comment: Please revise the caption “Interest Expense on Reverse Repurchase Agreements” to “Interest Payments on Borrowed Funds.” See Item 3.1 of Form N-2.

Response: The requested change has been made.

6.	Comment: Footnote (5) to the table indicates that the relevant line item assumes the Fund’s use of leverage in the form of reverse repurchase agreements. Please confirm that the table includes an estimate of the expenses of any type of leverage the Fund expects to use during its first year of operations, including the issuance of debt and/or preferred shares.

Response: The Fund confirms that the fee table in the prospectus will include an estimate of the type(s) of leverage the Fund currently expects to use during its first year of operations, in accordance with Form N-2.

Investment Objectives (page 31)

7.	Comment: Please inform us whether the Fund’s investment objectives may be changed without a vote of the holders of a majority of the Fund’s voting securities. If the investment objectives may be changed without the approval of the Fund’s shareholders, please provide a brief statement here. See Item 8.2.a of Form N-2. In addition, disclose here any advance notice that will be provided to shareholders prior to a change of the Fund’s investment objectives.

Response: The Fund respectfully refers the Staff to page 33 of the prospectus, which includes the following disclosure:

The Fund cannot change its investment objectives without the approval of the holders of a “majority of the outstanding” shares of the Fund. A “majority of the outstanding” shares (whether voting together as a single class or voting as a separate class) means (i) 67% or more of such shares present at a meeting, if the holders of more than 50% of those shares are present or represented by proxy, or (ii) more than 50% of such shares, whichever is less.

Statement of Additional Information

Investment Restrictions (pages 66-67)

8.	Comment: Please revise investment restriction (1) to clarify the extent to which the Fund intends to invest at least 25% of its total assets in privately issued mortgage-related securities, and at least 25% of its total assets in other types of asset-backed securities. See Comment 1 above.

Response: The requested change has been made. The second sentence of fundamental policy (1) in the SAI has been revised in its entirety as follows, and conforming changes have been made throughout the Registration Statement.

As a fundamental policy, the Fund, under normal circumstances, will invest at least 25% of its total assets in mortgage-related ~~and other asset-backed~~ securities not issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities and other investments that the Fund’s investment adviser or sub-adviser determines have the same primary economic characteristics.

General Comments

9.	Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: Responses to the Staff’s comments will be made in all portions of the Registration Statement that are implicated by such changes.

10.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: Except as noted below in response to Comment 11, the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

11.	Comment: If you intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933, as amended (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund intends to rely on Rule 430A of the Securities Act to omit certain information from the prospectus in connection with its request for effectiveness. The Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

12.	Comment: Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your Registration Statement.

Response: The Fund does not currently intend to submit any exemptive application or no-action request.

13.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Responses: The Fund intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff’s comments. The Fund also has filed this letter as correspondence with the SEC via EDGAR.

14.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund and its management have been made aware of this comment.

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As to the final portion of the Comment Letter, the Fund intends to include the requested acknowledgements as part of its eventual written request to the SEC for acceleration of the effectiveness of the Registration Statement. The Fund currently expects to request acceleration during the penultimate week of May 2012.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	John M. Ganley, Esq. Brian Shlissel Thomas J. Fuccillo, Esq. Wayne Miao, Esq. Joshua Ratner, Esq. Dino Capasso, Esq. David C. Sullivan, Esq.